Exhibit A-1

Aggregate Amount of ScottishPower/PacifiCorp Securities

Issued Since April 1, 2003 and Outstanding As of the

End of the Reporting Period

Type of Security	GBP	USD
Ordinary Shares, including	See Above	See Above
options and warrants

Preferred stock	None	None

Bank debt	See Above	See Above

Commercial paper		$90,000,000

Bond issues – straight		$400,000,000

Bond issues – convertible	See Above	See Above

Guarantees	See Above	See Above

Total		$490,000,000